

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

Scott Mercer
Chief Executive Officer
Volta Inc.
155 DeHaro St.
San Francisco, CA 94103

>   **Re: Volta Inc.**
>   **Form S-1**
>   **Filed September 21, 2021**
>   **File No. 333-259676**

Dear Mr. Mercer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-344-9288 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Manufacturing